VF 12-8-04

AM 12-3-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04014348

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39523

SEC MAIL PROCESSING SECTION NOV 2 6 2004 WASH, D.C. 135

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Weil Company d.b.a. Christopher Weil & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 High Bluff Drive, Suite 180
(No. and Street)

San Diego (City) California (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Gordon 858-704-1444 ext. 110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roschke & Wall Business Advisors and CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

23622 Calabasas Road, #107 (Address) Calabasas (City) California (State) 91302 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Christopher Weil and Company, Inc., as of 9-30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

JANICE L. EVANS
Commission # 1477380
Notary Public - California
San Diego County
My Comm. Expires Mar 18, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Roschke&Wall
Business Advisors & CPAs, Inc.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of The Weil Company d.b.a. Christopher Weil & Company, Inc. (a Corporation), as of September 30, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Weil Company d.b.a. Christopher Weil & Company, Inc. as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roschke & Wall

October 12, 2004

23622 Calabasas Road, Suite 107 • Calabasas, California 91302 • 818.222.0707 voice • 818.222.0727 fax

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2004

ASSETS

Cash and equivalents (Note 1)	$	312,432
Restricted cash (Note 1)		101,403
Commissions receivable		4,356
Securities owned:		
Marketable, at market value (Notes 1 and 3)		42,780
Property and equipment, at cost, net of accumulated depreciation (Note 2)		34,444
Deposits		7,323
Deferred income taxes (Note 7)		4,000
Prepaid and other current assets		40,884
	$	547,622

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	5,728
Payroll and payroll taxes payable		249,564
		255,292
Commitments and contingent liabilities (Note 5)		
Subordinated borrowings (Note 4)		101,403
Stockholder's Equity:		
Common stock, $1 par value; 1,000,000 shares authorized; 16,000 shares issued and outstanding		16,000
Retained earnings		174,927
Total Stockholder's Equity		190,927
	$	547,622

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF OPERATIONS
For the year ended September 30, 2004

REVENUES	
Commissions, portfolio management and administrative fees	$ 1,584,150
Interest income	105,994
	1,690,144
EXPENSES	
Operating expenses	1,646,334
Unrealized loss on securities owned (Notes 1 and 3)	7,130
	1,653,464
INCOME BEFORE TAXES ON INCOME	36,680
Provision for taxes on income	
Current	7,193
Deferred	1,900
	9,093
NET INCOME	$ 27,587

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended September 30, 2004

	Common Stock		Cumulative Other Comprehensive	Retained	
	Shares	Amount	Income(Loss)	Earnings	Total
Balance, October 1, 2003 as previously reported	16,000	$ 16,000	$ (33,990)	$ 181,330	$ 163,340
Prior period adjustment (Note 8)			33,990	(33,990)	0
Balance, October 1, 2003 as restated	16,000	16,000	0	147,340	163,340
Net income, year ended September 30, 2004				27,587	27,587
BALANCE, SEPTEMBER 30, 2004	16,000	$ 16,000	$0	$ 174,927	$ 190,927

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CASH FLOWS
For the year ended September 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 27,587
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,791
Deferred income taxes	1,900
(Increase) decrease in operating assets:	
Commissions receivable	5,663
Securities owned, net	7,130
Deposits	(1,142)
Prepayments and other current assets	(12,818)
Increase (decrease) in operating liabilities:	
Accounts payable	(1,192)
Payroll and payroll taxes payable	126,344
Income taxes payable	(3,194)
Due to officer	528
Net cash from operating activities	157,597
CASH FLOWS FROM INVESTING ACTIVITIES:	
Property and equipment purchased	(29,783)
Net cash to investing activities	(29,783)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in collateral on subordinated note	(615)
Net cash to financing activities	(615)
Net increase in cash and equivalents	127,199
Cash and equivalents, October 1, 2003	185,233
CASH AND EQUIVALENTS, SEPTEMBER 30, 2004	$ 312,432

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
For the year ended September 30, 2004

The Weil Company d.b.a. Christopher Weil & Company, Inc. (a California Corporation) (the "Company") was formed on March 4, 1988 and was acquired by the current owners on January 17, 1990. The Company is a fully disclosed general securities broker-dealer, and provides investment advisory services.

The Company became a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on May 5, 1988. The Company is a member of the National Association of Securities Dealers, Inc.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation:

Depreciation is computed on the straight-line method based on the estimated useful lives of the assets, generally as follows:

Office equipment	7 years
Computer equipment	5 years

Repairs, maintenance and minor replacements are charged to expense as incurred.

Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash:

Restricted cash collateralizes the Company's subordinated note payable to the shareholder, and serves as the required balance at the Company's clearing firm.

Deferred taxes on income:

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The principal sources of timing differences are the use of the straight line method of depreciation for financial reporting purposes and the declining balance method for tax reporting purposes, and the reporting of securities owned at their fair market value for financial reporting purposes and at their historical cost basis for tax reporting purposes.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising costs:

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when the advertising first takes place. Advertising expense for the year ended September 30, 2004 was $7,500.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentration of credit risk:

The Company maintains a cash balance at the bank. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

The Company also maintains accounts with two stock brokerage firms. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation.

The Company is a general securities broker-dealer that also provides investment advisory services for clients most of whom are located in the United States. As such, the Company is susceptible to credit risk from customers in that region. The Company does not obtain security from its clients in support of commissions receivable. At September 30, 2004, the aggregate carrying value of commissions receivable from customers in the United States was $ 4,356, which represents the maximum loss the Company could incur in the event that all such receivables were uncollected.

Concentration in Revenue:

For the year ended September 30, 2004, approximately 77% of the Company's revenue is derived from their fees on the clients' managed account portfolios.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash and cash equivalents, commissions receivable, commissions payable and accounts payable, are carried at historical cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition:

The Company's revenues are principally derived from an agreed upon percentage of each client's managed account portfolio. Revenues are recognized as they are earned.

Securities Owned:

Securities owned consist of restricted equity securities and are stated at market value. Market value is determined by Bear Stearns Securities Corporation's best estimate. Changes in value are included in profit or loss on the Statement of Operations. The value declined from $49,910 to $42,780 for an unrealized loss on securities of $7,130 during the year ended September 30, 2004.

NOTE 2: PROPERTY AND EQUIPMENT

As of September 30, 2004 property and equipment consisted of the following:

Office equipment	$ 34,291
Computer equipment	41,615
	75,906
Less: accumulated depreciation	(41,462)
	$ 34,444

NOTE 3: SECURITIES OWNED

Investments in securities are summarized as follows at September 30, 2004:

	Gross Unrealized Loss	Fair Value
Restricted equity securities	$41,120	$42,780

A change in net unrealized loss on securities owned of $7,130 was recorded on the Statement of Operations for the year ended September 30, 2004.

NOTE 4: SUBORDINATED BORROWINGS

Note, subordinated, related party, secured by cash, payable in full February 28, 2007, interest payable quarterly at 7% per annum.

Balance at September 30, 2004	$ 75,000
Additional amount due to officer for excess collateral and earnings on collateral	26,403
	$ 101,403

Total interest expense for the year ended September 30, 2004 amounted to $5,616.

NOTE 5: COMMITMENTS AND CONTINGENCIES

(a) The Company is required by the Securities and Exchange Commission and National Association of Securities Dealers to maintain a minimum net capital balance of $50,000. At September 30, 2004, the Company's net capital balance was $147,066.

(b) Pursuant to the Securities and Exchange Commission Rule 15c3-1(a) (2) the Company shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. At September 30, 2004, the percentage was 173.59%.

(c) The Company's clearing account for purchases and sales of securities is held at Bear Stearns. Bear Stearns requires the "deposit account" to have cash, securities, or a combination of both to have a market value of $100,000 or more at all times. At September 30, 2004, the balance in this account was $101,403.

(d) The Company is completing a regulatory examination by both the National Association of Securities Dealers and the United States Securities and Exchange Commission. As of the date of issuance of the financial statements neither the National Association of Securities Dealers nor the United States Securities and Exchange Commission examination results have been finalized. It does not appear that the expected results will have an adverse effect on these financial statements.

NOTE 5: COMMITMENTS AND CONTINGENCIES (Continued)

(e) The Company leases its office space under a noncancelable operating lease expiring in June 2009. Future minimum lease payments under this operating lease are as follows:

2005	$ 64,846
2006	66,751
2007	68,854
2008	70,956
2009	54,400
Total minimum lease payments	$ 325,807

Total rent expense paid during the year ended September 30, 2004 amounted to $58,210.

NOTE 6: RELATED PARTIES

The Company leases the use of a customer list from The Weil Family Trust under an operating lease that expires in December, 2004. The lease is renewable. Minimal annual rental payments on the customer list lease thru December, 2004 are $6,239. Several family members of The Weil Family Trust have provided service to the Company and have been paid accordingly. The Company provides administrative services to two other companies under common control.

For the year ended September 30, 2004, transactions with related parties were as follows:

Administrative fees received from related parties	$ 70,540
Equipment, customer list leases and interest paid to The Weil Family Trust	$ 30,205

As of September 30, 2004, amounts due to/from related parties were as follows:

Note payable, subordinated, to The Weil Family Trust	$ 101,403

NOTE 7: DEFERRED INCOME TAX

The deferred tax asset and deferred tax liability are comprised of the following at September 30, 2004:

Deferred tax asset:		
Unrealized loss on securities owned	$	9,800
Deferred tax liability:		
Depreciation differences		(5,800)
Net deferred tax asset	$	4,000

NOTE 8: PRIOR PERIOD ADJUSTMENT

Retained earnings at October 1, 2003 has been adjusted to correct an error made in previous years. The adjusted retained earnings correctly includes the unrealized loss accumulated from securities owned by the Company. Previously, this unrealized loss was separately reported as "Cumulative Other Comprehensive Income/ (Loss)" under the equity section of the Statement of Financial Position. The Company is exempt from FASB Statement No. 115 and, as such, reports the change in value on the income statement. Had the error not been made, net income for the year ended September 30, 2002 would have been decreased by $21,762 and net income for the year ended September 30, 2003 would have been decreased by $12,228.

NOTE 9: SUPPLEMENTAL DISCLOSURES TO STATEMENT OF CASH FLOWS

As supplemental information to the statement of cash flows, the Company made the following cash payments:

Income taxes	$	13,594
Interest	$	5,616

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF OPERATING EXPENSES
For the year ended September 30, 2004

Accounting and legal	$	23,803
Advertising		7,500
Auto expense		4,291
Bad debts		5,000
Charitable contributions		2,700
Clearing fees		133,353
Commission expense		24,043
Computer research time and expenses		40,020
Consulting		22,898
Depreciation		6,791
Dues and subscriptions		6,085
Education and training		7,249
Entertainment and promotion		7,242
Employee relations		4,247
Equipment leasing		24,955
Fees, dues & assessments		13,642
Insurance expense		32,430
Interest expense		5,616
Office expense		31,693
Officer's salary		178,875
Office salaries and commissions		891,948
Payroll taxes		56,197
Postage and delivery		9,421
Rent		58,210
Sundry		3,063
Telephone		20,503
Trading errors		1,200
Travel		17,320
Utilities		6,039
TOTAL OPERATING EXPENSES	$	1,646,334

See independent auditors' report

Roschke&Wall
Business Advisors & CPAs, Inc.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

We have audited the accompanying financial statements of The Weil Company d.b.a. Christopher Weil & Company, Inc. (a Corporation) as of and for the year ended September 30, 2004, and have issued our report thereon dated October 12, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 through 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roschke & Wall

October 12, 2004

23622 Calabasas Road, Suite 107 • Calabasas, California 91302 • 818.222.0707 voice • 818.222.0727 fax

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
September 30, 2004

The borrowings under subordination agreements at September 30, 2004 are listed below.

Liabilities pursuant to secured note collateral agreement, 7%, due February, 2007	$ 101,403
Less: haircuts required by SEC	(26,403)
Net balance	$ 75,000

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the secured demand note due on February 28, 2007.

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2004

Total stockholder's equity qualified for net capital	$	190,927
Add: Subordinated borrowings allowable in computation of net capital, net of haircuts		75,000
Total Capital and Allowable Subordinated borrowings		265,927
Less Non-Allowable Assets:		
Commissions and other receivables		3,587
Prepaid expenses		26,384
Property and equipment, net		34,444
Deposits		7,666
Securities owned		42,780
Total Non-Allowable Assets		114,861
Net Capital - Before other deductions		151,066
Other Deductions - Excess deductible on fidelity bond		(4,000)
NET CAPITAL - AFTER OTHER DEDUCTIONS	$	147,066

See independent auditors' report on accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)
September 30, 2004

AGGREGATE INDEBTEDNESS		
Total liabilities	$	356,695
Less: Indebtedness secured by subordination agreement		(101,403)
AGGREGATE INDEBTEDNESS	$	255,292
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness or $50,000 minimum requirement, whichever is greater)	$	50,000
COMPUTATION OF EXCESS NET CAPITAL		
Net capital (see page 17)	$	147,066
Less: total net capital requirement		(50,000)
EXCESS NET CAPITAL	$	97,066
PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		173.59%

See independent auditors' report on accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITY AND EXCHANGE COMMISSION AND REPORT DESCRIBING ANY MATERIAL INADEQUACIES

September 30, 2004

MINIMUM NET CAPITAL REQUIRED - $50,000

The Weil Company d.b.a. Christopher Weil & Company, Inc., as a fully disclosed broker-dealer, does not hold any customers' securities or customers' cash. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company is therefore exempt from the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

REPORT DESCRIBING ANY MATERIAL INADEQUACIES

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

See independent auditors' report on accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART II A
September 30, 2004

	AUDITED REPORT	UNAUDITED REPORT	DIFFERENCE
Total ownership equity	$ 190,927	$ 196,234	$ (5,307)
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital (net of haircuts)	75,000	75,000	-
Less: Non-allowable assets:			
Commissions receivable	(3,587)	-	(3,587)
Prepaid expenses	(26,384)	(37,372)	10,988
Property and equipment, net	(34,444)	(31,218)	(3,226)
Deposits	(7,666)	(7,666)	-
Securities owned	(42,780)	(42,780)	-
	151,066	152,198	(1,132)
Less: Excess deductible on fidelity bond	(4,000)	(4,000)	-
NET CAPITAL	$ 147,066	$ 148,198	$ (1,132)

The differences noted above are the result of audit adjustments.

See independent auditors' report on accompanying financial information

Roschke&Wall
Business Advisors & CPAs, Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of The Weil Company d.b.a. Christopher Weil & Company, Inc. (the Company), for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

23622 Calabasas Road, Suite 107 • Calabasas, California 91302 • 818.222.0707 voice • 818.222.0727 fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (Continued)

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the N.A.S.D., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roschke & Wall

October 12, 2004